Exhibit 99.1

NeuroSense Therapeutics Announces $5 Million Private Placement at Premium to Market Price

CAMBRIDGE, Mass., Dec. 2, 2024 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”), a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, today announced the entry into a definitive agreement with a single investor and with NeuroSense’s Chief Executive Officer, Mr. Alon Ben-Noon, to purchase an aggregate of $5,000,000 of ordinary shares (or ordinary share equivalents) and warrants in a private placement, subject to certain closing conditions.

In connection with the offering, NeuroSense agreed to sell an aggregate of 4,000,000 ordinary shares (or ordinary share equivalents) and 8,000,000 warrants to purchase an aggregate of 8,000,000 ordinary shares, at a combined purchase price of $1.25 per share and two accompanying warrants, representing a purchase price of 25% above the closing pricing of NeuroSense’s ordinary shares on November 29, 2024. The warrants have a term of five years from the date of issuance and an exercise price of $1.25 per share.

Proceeds from the private placement will be delivered to NeuroSense in two separate tranches. The private placement is expected to close in December 2024.

Proceeds from the private placement are expected to be used for general corporate and working capital purposes.

The offering is being made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D thereunder. Accordingly, the securities issued in the offering may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn, YouTube and X. Information that may be important to investors may be routinely posted on our website and these social media channels.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the offering, including as to the consummation of the offering described above, the expected gross proceeds from the offering, he intended use of proceeds and the timing of the receipt of proceeds of the offering. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the risk of a delay in submission by the Company of its regulatory dossier, that regulatory approvals for PrimeC will be delayed or not obtained in Canada or elsewhere; that the market opportunity in Canada will not be as currently estimated; unexpected R&D costs or operating expenses, insufficient capital to complete development of PrimeC, a delay in the reporting of additional results from PARADIGM clinical trial, the timing of expected regulatory and business milestones, risks associated with meeting with the FDA and Health Canada to determine the best path forward following the results from PARADIGM clinical trial, including a delay in any such meeting; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data; the development and commercial potential of any product candidates of Neurosense; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2024 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

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For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183